January 29, 2025

K&L Gates LLP 925 4th Avenue, #2900 Seattle, WA 98104 T +1 206 579-0092 klgates.com

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E. Washington, D.C. 20549

Attn:	Kristin Lochhead
Li Xiao
Juan Grana
Katherine Bagley

Re:	Bellevue Life Sciences Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed January 24, 2025
File No. 333-280590

Dear All:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the oral comments raised by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) on January 28, 2025 with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto. The Company has also filed an amended Registration Statement on Form S-4 (the “Form S-4”) which has been revised to be responsive to the Staff’s oral comments.

Amendment No. 3 to Registration Statement on Form S-4

1.	We note the Staff’s oral comment conveyed on January 28, 2025, regarding the completion of certain bracketed information as of a recent date.

Response: In response to the Staff’s comment, the Company has revised the Form S-4 to include the information requested by the Staff.

2.	We note the Staff’s oral comment conveyed on January 28, 2025, regarding updating the executive compensation disclosures to provide information for fiscal year 2024.

Response: In response to the Staff’s comment, the Company has revised the Form S-4 to include executive compensation disclosures for fiscal year 2024.

3.	We note the Staff’s oral comment conveyed on January 28, 2025, regarding the use of certain language regarding safety and efficacy.

Response: In response to the Staff’s comment, the Company has revised the Form S-4 to clarify statements made regarding safety and efficacy.

4.	We note the Staff’s oral comment conveyed on January 28, 2025, regarding the newly added PIPE risk factor.

Response: In response to the Staff’s comment, the Company has revised the Form S-4 to clarify that the Company’s warrants would likely become worthless in the event the Company enters bankruptcy proceedings.

We appreciate your time and attention to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc: Kuk Hyoun Hwang, Chief Executive Officer